UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number 001-40626

VTEX

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

VTEX Announces the Results of its 2026 Annual General Meeting of Shareholders

NEW YORK, May 26, 2026 – VTEX (NYSE: VTEX), the backbone for connected commerce, announced today that the following matters were approved in its annual general meeting of shareholders (“AGM”) held on May 26, 2026:

1.
Proposal No. 1: the ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2025.
2.
Proposal No. 2: the appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

61,671,652 Class A shares and 80,356,730 Class B shares were represented at the AGM, in person or by proxy, which indicates 96.82% of the voting power of our share capital was represented.

AGM Results

The detailed results of the AGM were as follows:

1. The ratification and approval of financial statements and the auditor’s report for the fiscal year ended December 31, 2025.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
865,074,798	99.98%	33,300	0.00%	130,854	0.02%

2. The appointment of PricewaterhouseCoopers Auditores Independentes Ltda. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026.

FOR	% FOR	AGAINST	% AGAINST	ABSTAIN	% ABSTAIN
865,235,926	100.00%	737	0.00%	2,289	0.00%

Final voting results on all matters voted on at the AGM will be filed on VTEX’s profile on EDGAR at www.sec.gov.

About VTEX

VTEX (NYSE: VTEX) is the AI-native commerce suite designed for CIOs and CEOs, focused on driving operational efficiency. Evolving from software into a connected platform, VTEX unifies a multi-product ecosystem—comprising a Commerce platform (VTEX Commerce Platform), an Ads platform (VTEX Ads Platform), and an AI conversational platform (VTEX CX Platform)—to deliver solutions such as B2C Omnichannel, B2B commerce, agent-assisted customer service, WhatsApp Store, distributed OMS, marketplace enablement, and advertising solutions. This architecture enables brands and retailers to eliminate friction, orchestrate operations, and accelerate profitable growth.

Trusted by approximately 2,200 customers—including Carrefour, Colgate, OBI, Stanley Black & Decker, KitchenAid, Whirlpool, and Electrolux—across 44 countries, VTEX brings the best of Brazilian engineering to the global market. For more information, visit www.vtex.com.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the VTEX strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project,” “target” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

VTEX may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, or the SEC, in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the VTEX’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond VTEX’s control. A number of factors and risks could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in VTEX filings with the SEC.

As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

This announcement may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and we have not independently verified the accuracy or completeness of the information.

VTEX IR Contact

Julia Vater Fernández

VP of Investor Relations

investors@vtex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 26, 2026

VTEX

By: /s/ Ricardo Camatta Sodre

Name: Ricardo Camatta Sodre

Title: Chief Financial Officer